MOL Plc.
Finance

RECEIVED
2004 SEP 21 A 9:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

3rd September, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

04036994

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Michel-Marc Delcommune
Chief Strategy Officer

PROCESSED
SEP 23 2004
THOMSON FINANCIAL

Enclosure

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

2 September, 2004

Update on gas business sale process

MOL announces that in the framework of the partial sale of the gas business, it has received a sufficient number of offers. After reviewing and evaluating the offers, MOL decided to start parallel negotiations with several investors with the objective of reaching an agreement latest by the end of this year.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

3. September 2004

The Board of Directors of MOL decided on the capital increase of the company

MOL Hungarian Oil and Gas Company hereby announces that at the meeting held on 2 September, the Board of Directors passed a resolution on the increase of the share capital of the company from HUF 108,227,396,578 to HUF 108,618,776,578 and on the listing of these shares on the stock exchange following the registration of the capital increase at the Court of Registration.

In accordance with the capital increase the Board of Directors modified article 7.2 of the Articles of Association as follows:

7.2. The Company's share capital amounts to HUF 108.618.776.578, i.e. one hundred and eight billion, six hundred and eighteen million, seven hundred and seventy six thousand, fifty eight Hungarian forints by:

a.) 108,618,197 pieces registered ordinary shares of the series „A" with a par value of HUF 1,000, and 578 pieces registered ordinary shares of the series „C" with a par value of HUF 1,001, providing for identical rights to the holders of such shares, on a price of HUF 6,000, issued against the in-kind contribution, and transferred at the same time with the obligation of the takeover of the shares, and [...]

The Board of Directors hereby added to article 7.3. of the Company's Articles of Association as follows:

7.3. [..]

With regard to the conversion of 220 pieces of bonds, the Board of Directors decided, on September 2, 2004, on the issuance of 391,380 pieces ordinary shares of the series „A" taken into account the issuance value of HUF 5,621 per shares due to the above conversion rate.

The capital increase was made as part of the convertible bond programme approved by the EGM held on 1 September 2003. The approved incentive scheme links a significant part of the compensation of the members of the Board of Directors and senior managers to the development of the price of MOL shares on the stock exchange. Within the framework of the programme, MOL issued a total of 1,200 convertible bonds with a par value of HUF 10 million each. The conversion ratio corresponds to the HUF 10 million par value divided by the weighted average market share price in the 6 months period prior to the Board decision. Based on this, one bond can be converted into 1,779 shares. Bond holders submitted 220

bonds for conversion, therefore 391,380 shares will be allocated to them after the registration of the capital increase by the Court of Registration. Furthermore, MOL repurchased 80 bonds at par value from participants leaving the convertible bond programme.

The majority of participants in the bond programme financed their bond subscription from credit facilities granted by a credit bank. Due to the financing structure, these subscribers are obliged to pay back the credit following the conversion of the bonds. These participants may either arrange alternative sources of finance or sell MOL shares in order to repay the bank credit. Shares arising from the conversion of the bonds are subject to general trading restrictions pursuant to insider trading regulations, but are not subject to any additional restrictions.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

3. September 2004

MOL's Board of Directors decided on personnel changes

MOL Hungarian Oil and Gas Plc. hereby announces that, at its meeting held on 2 September 2004, the Board of Directors decided on personnel changes within senior management. The personnel changes are driven by recent developments in the business environment, which have created new challenges for the company. The reallocation of management resources will enable MOL to better meet these new challenges. The consolidation of the Central European region has stepped into a new phase with the stabilization of positions of the leading regional oil companies. In line with this development, increased focus must be placed on realizing the maximum potential value from positions achieved, alongside the capture of new growth opportunities, for example in international upstream reserve acquisition.

Michel-Marc Delcommune, Group Chief Financial Officer, following the restructuring of the finance department in accordance with international best practice, has become the Group Chief Strategy Officer from 2nd September. In his new position, the Board of Directors counts on his international industry experience in order to develop further the strategy of the Group.

József Molnár was appointed as the new Group Chief Financial Officer from 2nd September. Mr Molnár has gained significant management, financial and oil industry experience as MOL's Director of Planning and Controlling, and formerly as Chief Executive Officer of TVK and as the Chief Financial Officer of BorsodChem. (Mr Molnár currently owns no MOL shares.)

Zoltán Áldott, to date the Group Chief Strategy Officer, was appointed managing director of the Exploration and Production Division from 2nd September. In MOL's strategy, the increase of Upstream/Downstream integration is a key priority. The experience Zoltán Áldott gained whilst managing the international business development activity will support the achievement of this strategic goal.

We would like to thank the current managing director of the Exploration and Production Division, Csaba Bokor, for the significant results achieved in the restructuring of the division. Csaba Bokor will leave the company.

Mr. József Simola, Corporate Center Director, has also been confirmed in his position of Human Resources Director from 2nd September, 2004.

The current restructuring provides the foundation to strengthen further the Group's position in the region and more rapidly achieve targeted strategic goals in order to maximize shareholder value.